Exhibit 99.176

Fire & Flower Announces Expansion of Circle K Co-Location Pilot Program

Success of Initial Pilots Drives New Effort to Advance Retail Partnership Strategy in New Markets Acro s Canada

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Oct. 5, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced that it has advanced its strategic initiative with its operational partner, Alimentation Couche-Tard (“ACT”), the parent company of Circle K stores, to open new Fire & Flower cannabis retail stores adjacent to existing Circle K stores located in new markets across Canada.

The expansion of the pilot program between the strategic partners will see new co-located retail stores open over the next several months in the Canadian provinces of Alberta, Saskatchewan and Manitoba. The enhanced agreement also allows for the opportunity to further expand the program into additional high-value markets including Ontario and the United States.

The initial Circle K co-located store pilot program was launched in July 2020 with Alimentation Couche-Tard, which operates stores across North America and has remained a key investment partner of Fire & Flower since 2019. The first two stores, located in Calgary and Grand Prairie, Alberta utilized ACT’s existing lease footprint to build a co-located, small-scale Fire & Flower retail operation that delivers strong economies of scale for both companies due to the opportunity to incorporate Fire & Flower’s industry-leading Hifyre™ technology and analytics platform.

“Alimentation Couche-Tard has been an invaluable partner to Fire & Flower as we built out Canada’s largest retail network of legal cannabis products and services over the past two years. Our success in Canada, and now as we enter into the U.S., is directly attributable to the powerful consumer data and analytics technology that we have successfully employed in each of our stores through our Hifyre™ technology platform,” said Trevor Fencott, Chief Executive Officer of Fire & Flower. “As we continue to build on our leadership position, we are leveraging our powerful consumer data, strategically working with our key partners to capture this data and, together, enhance our collective cannabis operations, allowing Fire & Flower to advance our ‘asset-light’ business model to further support our financial growth.”

Fencott continued, “As we continue to advance our relationship with Couche-Tard, we are driving a new level of service to our extensive operational footprint in Canada and beyond. We are able to leverage the power of Hifyre to allow these small co-located stores to run efficiently. The advanced analytics we provide allows stores to operate and manage inventory at maximum efficiency.”

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 90 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre, to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking information in this news release includes, but is not limited to, statements in respect of the Company’s proposed co- located retail stores in Alberta, Saskatchewan and Manitoba.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for quarter ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 05-OCT-21